

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 2, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx N.V.
Willemstraat 5
4811 AH, Breda, the Netherlands

   Re: argenx N.V.
     Registration Statement on Form F-1
     Filed April 21, 2017
     File No. 333-217417

Dear Mr. Van Hauwermeiren:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Overview of Our Anticipated Restructuring and Redomiciliation, page 161

1. We note your response to our prior comment 1, but we are unable to agree with your analysis with respect to the proposed redomiciliation from the Netherlands to Belgium following completion of the offering. Please confirm to us that you intend to register the offer of securities in the redomiciliation under the Securities Act of 1933 or seek no-action relief.

Risks Related to Our Organization and Operations, page 58
We are exposed to unanticipated changes in tax laws and regulations, page 62

2. We note your disclosure that some of your tax loss carry forwards may be forfeited as a result of transactions in the third sentence in the last paragraph of this risk factor. Please clarify whether the transactions you are referring to are the proposed redomiciliation and restructuring.

Collaborations, page 136

3. We note your response to our prior comment 4. Please provide us with additional analysis as to why you believe that your agreement with AbbVie is not a material contract pursuant to Item 601(b)(10) of Regulation S-K. Please address the past and potential payments under the AbbVie agreement and their contribution to revenue in your response.

Description of Share Capital, page 189
Preemptive Rights, page 190

4. We note your response to our prior comment 5. Please disclose whether the limitation or restriction of preemption rights could be used as a potential anti-takeover measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Edwin O'Connor
        Goodwin Procter LLP